EXHIBIT 4.1


                           CERTIFICATE OF AMENDMENT TO
                          ARTICLES OF INCORPORATION OF
                    AQUA CLARA BOTTLING & DISTRIBUTION, INC.,
                             a Colorado corporation


     Aqua Clara Bottling & Distribution, Inc., a corporation organized under the General Corporation Law of the State of Colorado ("Corporation"), does hereby certify:

     FIRST: The Corporation has received payment for its capital stock.

     SECOND: The amendments to the Corporation's Articles of Incorporation set forth in the following resolutions were approved by a majority of the Corporation's Board of Directors and were duly adopted in accordance with the provisions of Sections 7-110-103(1)-(4) and 7-110-106 of the Colorado
Corporation Code; and, further, were approved by the shareholders of the Corporation pursuant to Section 7-110-103(5) of the Colorado Corporation Code.

     RESOLVED, that the Articles of Incorporation of the Corporation be, and hereby are, amended by eliminating Article I in its entirety and replacing therefor "ARTICLE I: Name. The name of this corporation shall be BEVsystems
                                                                      ----------
International, Inc."
-------------------

     RESOLVED, FURTHER, that the first two sentences of Article III of the Articles of Incorporation of the Corporation be, and hereby are, amended and replaced in their entirety by the following text, to specify as follows:

     "The total number of shares of stock which this corporation shall have authority to issue is (i) one hundred million (100,000,000) shares of Common Stock with no par value, and (ii) five million (5,000,000) shares of Preferred Stock with no par value. On the date that this Certificate of Amendment to Articles of Incorporation shall be filed with the Colorado Secretary of State, and without effecting the par value or the number of shares authorized, the issued and outstanding shares of this corporation's Common Stock shall be combined into a lesser number of issued and outstanding shares, such that every ten (10) shares of this corporation's Common Stock shall be consolidated into one (1) share of this corporation's Common Stock; provided, however, that, in lieu of fractional shares, this corporation shall pay each holder of this corporation's Common Stock entitled to a fractional share, as a result of that consolidation, an amount of cash (without interest) equal to the proportionate market value of that fractional share, which market value shall be the average of the last Bid price and last Asked price quoted on the Over-The-Counter Bulletin Board electronic quotation service on the day immediately preceding the effective date of that consolidation."







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     IN WITNESS  WHEREOF,  the  Corporation  has caused this  Certificate  to be signed and attested by its duly authorized officers.


Dated:   February 28, 2002                 By:    /s/ G. Robert Tatum III
                                                  ------------------------------
                                                  G. Robert Tatum III

                                           Its:   Chairman of the Board

ATTEST:

By:   /s/ Jack Plunkett
      ------------------------------
      Jack Plunkett

Its:  Secretary






























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